Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto acquires additional shares of Ivanhoe Mines on automatic conversion of credit facility
13 September 2010
Rio Tinto confirmed today that it has acquired 40,083,206 common shares of Ivanhoe Mines, increasing its ownership by 5.3 per cent to 34.9 per cent of Ivanhoe Mines’ outstanding common shares.1 The common shares were acquired in accordance with the terms of the US$350 million convertible credit facility Rio Tinto made available to Ivanhoe Mines Ltd. in 2007 which was fully drawn down by mid-2008 and which matured today. The outstanding principal and accrued interest ($400,832,056) under the credit facility automatically converted on maturity into common shares of Ivanhoe Mines at a price of US$10.00 per share.
Rio Tinto now owns 184,747,856 common shares of Ivanhoe Mines. If Rio Tinto were to exercise all of its share purchase warrants it would own approximately 267,214,784 common shares of Ivanhoe Mines representing an interest in Ivanhoe of around 44 per cent.
Pursuant to certain existing contractual arrangements between Rio Tinto and Ivanhoe Mines, Rio Tinto has the right at any time to exercise its remaining share purchase warrants into common shares of Ivanhoe. Rio Tinto also has, among other things, the right to acquire additional securities so as to maintain its proportional equity interest in Ivanhoe Mines, and the right to acquire additional Ivanhoe Mines securities in certain other circumstances and subject to certain limits.
Depending upon its assessment of Ivanhoe Mines’ business, prospects and financial condition, the market for Ivanhoe Mines’ securities, general economic and tax conditions, and other factors, Rio Tinto will consider availing itself of its rights to acquire additional securities of Ivanhoe Mines.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

[1]	Based on 488,036,669 shares issued and outstanding as of June 30, 2010, as set out in Ivanhoe’s Second Quarter Report for the Three and Six Months ended June 30, 2010.

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For further information, or to obtain a copy of Rio Tinto’s early warning report once it is filed with the Canadian securities regulators, please contact:

Media Relations, EMEA / Americas	Media Relations, Australia / Asia

Tony Shaffer	David Luff
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Christina Mills
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Media Relations, Canada

Bryan Tucker
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Mobile: +1 (0) 514 825 8319

Investor Relations, London	Investor Relations, Australia

Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media